Exhibit 99.1

SAP Supervisory Board Proposes Increased Dividend of €1.58 per Share; Enhanced Capital Return of €1.5 Billion To Be Used for Share Repurchase Program

WALLDORF, Germany — February 19, 2020 — SAP SE (NYSE: SAP) The Supervisory Board of SAP SE, in alignment with the Executive Board, has decided to recommend that shareholders approve a dividend of €1.58 per share for the fiscal year 2019. This represents a year-over-year increase of €0.08, or 5.3% compared to last year’s dividend of €1.50. If the shareholders approve this recommendation at the Annual General Meeting of Shareholders on May 20, 2020 and based on the current number of shares carrying dividend rights, the total amount of dividends to be distributed will be approximately €1.89 billion (2018: €1.79 billion), representing a pay-out ratio of 56% (2018: 44%). The 2019 fiscal year dividend will be due for payment on May 26, 2020.

On November 4, 2019, SAP announced it would enhance capital return in addition to the regular dividend and repurchase shares and/or issue a special dividend with a combined volume of €1.5 billion by December 31, 2020. Today the Supervisory Board approved the Executive Board’s decision to use the entire €1.5 billion of enhanced capital return for 2020 exclusively to buy back shares. The share buyback program will be executed based on the authorization granted by the SAP SE Annual General Meeting of Shareholders on May 17, 2018, and in compliance with the restrictions set forth therein. It will begin on February 20, 2020 and be finalized by December 31, 2020.

“Our capital return policy ensures that our shareholders participate in our success,” said Luka Mucic, Chief Financial Officer, SAP. “The share buyback, in addition to an attractive regular dividend policy, is an important element in delivering shareholder value.”

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 26, 2020. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

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About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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